Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

DATE OF BOARD MEETING AND
DATE OF PUBLICATION OF Q2 2021
EARNINGS ANNOUNCEMENT

The board of directors of NetEase, Inc. (the “Company”) will hold a board meeting on Monday, August 30, 2021 (Hong Kong time) for the purposes of, among other matters, approving the Company’s unaudited results and announcement for the three months and six months ended June 30, 2021 and the quarterly dividend for the second quarter of 2021 (“Results”). The Company will announce the Results at or around 6:00 p.m. on Tuesday, August 31, 2021 (Hong Kong time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call with simultaneous webcast will take place at 8:00 p.m. Tuesday, August 31, 2021 (Hong Kong time). The Company’s management will be on the call to discuss the Results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8193 and providing conference ID:7055363, 15 minutes prior to the initiation of the call.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, August 17, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.